METROPOLITAN SERIES FUND

AMENDMENT NO. 1 TO THE INVESTMENT SUBADVISORY AGREEMENT

(Frontier Mid Cap Growth Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated January 7, 2013, by and between MetLife Advisers, LLC, (the “Adviser”), and Frontier Capital Management Company, LLC (the “Subadviser”) with respect to the Frontier Mid Cap Growth Portfolio, is entered into effective the 1st of January 2016.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties with to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
Frontier Mid Cap Growth Portfolio	0.400% of the first $500 million of such assets plus 0.350% of such assets over $500 million 0.325% of such assets over $850 million 0.300% of such assets over $1.25 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of January 2016.

METLIFE ADVISERS, LLC		FRONTIER CAPITAL MANAGEMENT COMPANY, LLC

By:	/s/ Peter H. Duffy	By:	/s/ William J. Ballou
	Peter H. Duffy Senior Vice President	Name: Title:	William J. Ballou COO & CCO